                                                                            2983

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number
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                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: September 30, 1997
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant  Physician Healthcare Plan of New Jersey, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
 c/o The Pace Group, Inc., 12160 Abrams Road, Suite 409
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City, State and Zip Code  Dallas, Texas  75243
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


        Certain contract staffing arrangements utilized by the Company resulted
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in delays in assembling financial information required for preparation of the
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Form 10-QSB, because responsibilities for accounting and SEC reporting are
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divided between two separate contract staffs. The company could not, without
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undue expense, consolidate these two functions with one staff.
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                         PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Karen A. Brayer                        800                    422-5611
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            / X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               / X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        During the three months ended September 30, 1997 the Company's revenues increased from the comparable 1996 fiscal period by approximately $1,613,000, with $1,354,000 of the increase attributable to increased enrollment in the HMO and point of service products sold by the Company. During the nine months ended September 30, 1997, the Company's revenues increased from the comparable 1996 fiscal period by approximately $5,501,000, with $4,670,000 of the increase attributable to increased enrollment in the HMO and POS products sold by the Company. Expenses increased for the three month period ended September 30, 1997 from $2,435,037 to $2,849,789, and for the nine month period ended September 30, 1997, expenses increased from $7,734,831 to $12,195,677. During the three months ended September 30, 1997, the Company laid off all sales staff, and no longer was incurring expenses for leased space. In addition, the Company had reduced its management fee expenses. The Company incurred a net loss of $535,380 and $5,306,236 for the three months and nine months, respectively, ended September 30, 1997 compared to a net loss of $1,698,228 and $6,402,974 for the respective comparable periods in 1996. The reduction in net loss was due to the increase in revenues and the efforts by the Company to reduce expenses.

                Physician Healthcare Plan of New Jersey, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  11/17/97           By  /s/ Karen A. Brayer
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                             Acting CEO

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.